1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL and ChipMOS Technologies (Bermuda) Ltd. (ChipMOS Bermuda) signed a share trading contract

Issued by: Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)

Issued on: Aug 14, 2014

SPIL has released that it will sell one million shares of ChipMOS Technologies (Bermuda) Ltd. to ChipMOS Technologies (Bermuda) Ltd. on August 12, 2014.

Today SPIL entered into a Share Purchase Agreement (“SPA”) with ChipMOS Bermuda and the selling price per unit shall be at 93% of ChipMOS Bermuda’s average closing price 20 trading days prior to the 5th day before the closing date in NASDAQ. The transaction should be closed before the end of September.

The actual disposed amounts and profits will be announced separately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: August 14, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer